Notice to ASX 20 April 2021 Resolutions requisitioned by shareholders In accordance with ASX Listing Rule 3.17A.1, Rio Tinto advises that it has received two proposed resolutions under section 249N of the Corporations Act 2001 for consideration at the 2022 Rio Tinto Limited Annual General Meeting, to be held in over 12 months’ time. The first resolution proposes an amendment to the company’s constitution to permit the company’s members in general meeting to pass advisory resolutions. The second resolution requests disclosure by the company in relation to its risk threshold to Scope 3 emissions and the measures it will take to reduce this exposure. The resolutions have been submitted for consideration at the 2022 Rio Tinto Limited Annual General Meeting by Market Forces as agent for 103 shareholders representing approximately 0.016% of the shares on issue in Rio Tinto Limited. These resolutions are not for consideration by shareholders at the 2021 Rio Tinto Limited Annual General Meeting on 6 May 2021. Rio Tinto continues to engage with Market Forces to try to understand the rationale for submitting these resolutions more than one year head of the 2022 Annual General Meeting, during which time Rio Tinto will produce its fourth Climate Change Report in compliance with the recommendations of the Taskforce on Climate-related Financial Disclosure, which it has committed to submit for a non-binding ‘say on climate’ advisory vote at the same Annual General Meeting. EXHIBIT 99.7

Notice to ASX Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com